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                                                       EXHIBIT 1.A.(13)(ff)(iii)

          SETTLEMENT OPTIONS TO PROVIDE ACCELERATION OF DEATH BENEFITS

     Subject to all the provisions of this rider and of the rest of the contract, we will make the payments described below if the Insured is terminally ill or needs an organ transplant.

This rider is non-participating. Any dividend we pay under this contract will be the same as the one we pay under a contract that is like this one in all other respects but that does not have this rider.

DEFINITIONS

     Convertible Proceeds.--The proceeds we would pay under this contract at the death of the Insured, less any contract debt and any term insurance (except level term insurance still in the conversion period and for which we charge a premium, or extended term insurance with at least one year remaining in the term).

     Benefit Base.--The amount we will pay under the terminal illness option or the organ transplant option. It will be computed based on: (1) the amount of convertible proceeds you place under the option, (2) a reduced life expectancy, and (3) an interest rate no greater than the greater of:

     (i) the yield on 90-day Treasury bills at the time of initial acceleration of benefits, and

     (ii) the current maximum adjustable policy loan interest rate based on the greater of:

     (a) Moody's Corporate Bond Yield Averages--Monthly Average Corporates-- published by Moody's Investors Service, Inc., or any successor thereto, that is approved by the New York Superintendent of Insurance, for the calendar month ending two month's before the date of application for an accelerated payment, and

     (b) the policy guaranteed cash value interest rate plus one percent per annum.

     When we compute the life expectancy and the benefit base, we will use our assumptions. We may change those assumptions from time to time. We will consider, among other things, the Insured's age and sex and which of the options is being applied for. We will also consider, if they apply:

     1. expected future premiums;

     2. future dividends at the scale in effect when we make the computation;

     3. continuation of any reduction in guaranteed charges;

     4. continuation of the current rate of any excess interest credited on contract values; and

     5. a processing charge of up to $150.

     The benefit base will be at least as great as the net cash value of the contract multiplied by the percentage of the convertible proceeds placed under the terminal illness option or the organ transplant option, whichever is elected.

TERMINAL ILLNESS OPTION

     To choose this option, you must give us evidence that satisfies us that the Insured's life expectancy is 6 months or less; part of that evidence must be a certification by a licensed physician.

     We will pay you the benefit base in one sum.

ORGAN TRANSPLANT OPTION

     To choose this option, you must give us evidence that satisfies us that the Insured's life expectancy is 6 months or less unless the Insured receives a vital organ transplant; part of that evidence must be a certification by a licensed physician.

     We will pay you the benefit base in one sum.

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

EFFECT ON CONTRACT

     The convertible proceeds will be reduced by any amount converted under one of these options.

     If you convert only a part of your convertible proceeds, the contract will stay in force and premiums will be reduced. For insurance included in the convertible proceeds, values and the amount of insurance will be reduced in the same proportion as the reduction in convertible proceeds. The new premiums will be the ones that would apply if the contract had been issued at the reduced amount, and the existing provisions for premium payment will continue to apply. Insurance not included in the convertible proceeds will not be affected.

     If you convert only a part of your convertible proceeds, the convertible proceeds that remain must be at least $25,000.

     If you convert all of your convertible proceeds, all other benefits under the contract based on the Insured's life will end. Any insurance under the contract on the life of someone other than the Insured will stay in effect; we will waive all future premiums for that insurance.

CONDITIONS

     Your right to be paid under one of these options is subject to the following conditions:

     1. The contract must be in force other than as extended insurance in the last year of its term.

     2. You must choose the option in writing in a form that meets our needs.

     3. The contract must not be assigned except to us as security for a loan.

     4. The minimum amount of convertible proceeds you may place under an option is the amount needed to provide a benefit of either 25% of the face amount of the contract or $50,000, whichever is less.

     5. You must send us the contract.

     6. The main purpose of life insurance is to meet your estate planning needs. This benefit provides for the accelerated payment of life insurance proceeds. It is not meant to cause you to involuntarily invade proceeds ultimately payable to the named beneficiary. Accelerated death benefits will be made available to you on a voluntary basis only. Therefore:

     (a) If you are required by law to use this option to meet the claims of creditors, whether in bankruptcy or otherwise, you are not eligible for this benefit.

     (b) If you are required by a government agency to use this option in order to apply for, obtain, or keep a government benefit or entitlement, you are not eligible for this benefit.

RIGHT TO CANCEL

     If you ask us in writing and send us the contract, we will cancel this rider.

     Rider attached to and made a part of this contract on the Contract Date

     The Prudential Insurance Company of America,

     By /s/ SPECIMEN
        ---------------------------
        Secretary


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